SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

June 9, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

_________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

June 9th, 2003

      Symbol – TSX: KGI

NEW VEINS INTERSECTED; DEFINITION DRILL RESULTS;

D ZONE RESULTS

Kirkland Lake Gold Inc (the “Company”) is pleased to provide a progress report of its exploration programs. The Company purchased the Macassa Mine and the 1500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001.These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometers between the Macassa Mine on the west and Wright Hargreaves on the east and for the first time are being developed and explored under one owner.

 Macassa Mine #3 Shaft

Seven drills are operating underground at Shaft #3, of which three are carrying out large target exploration drilling on the D Zone and the South Vein and four are undertaking definition drilling. Definition drilling on 30 to 50 foot centers is aimed at extending the ore blocks located between 38 and 45 levels, most of which are open in at least one direction.  In this process, several new quartz veins have been discovered as Hole 45-775 intersected the targeted ’04 Break, the main ore horizon at Macassa, and then intersected two new veins to the south.

NEW QUARTZ VEINS RESULTS

DRILL HOLE No.	VEIN (2)	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (1) (oz. per ton/feet)
45-775	4525 ’04 BRK	91.5	92.5	+9	171.5	2.93/1.0’= 1.0’TW, VG
	4525(new) HW	123.0	126.5	+9	171.5	0.68/3.5’ (Unknown TW ), VG
	4525(new) HW	196.5	201.5	+9	171.5	1.21/5.0’(Unknown TW ), VG
45-777	4525 (new) HW	146.0	148.6	-10	134.5	0.86/2.6’ (Unknown TW), VG
45-765	4526(new) HW	207.6	209.1	+42	147	1.48/1.5’ (Unknown TW)

(1)  TW = True Width;   VG = Visible Gold; TELL = Tellurides; CUT= cut to 3.50 oz./ton

(2) 4523=45 level, 23 west section, etc.; HW=Hangingwall vein; ’04 Brk=’04 Break (main ore horizon)

 “The discovery of new quartz veins in proximity to the ’04 Break continue to demonstrate how dynamic the exploration environment is in the Macassa Shaft #3 area, “ said Chief Geologist Mike Sutton. “Converting these discoveries into new production areas is a top priority.”

The following table summarizes the new (current) definition drill results.

DEFINITION DRILLING RESULTS

DRILL HOLE No.	VEIN (2)	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (1) (oz. of gold per ton/feet)
42-1013	4206 HW	208.2	209.2	+66	262	4.83/1.0’=0.9’TW VG+TELL
42-1033	4206 HW	62.4	65.0	+79	358	0.52/2.6’ (Unknown TW )
	4206 HW	71.3	72.3	+79	358	0.54/1.0’ (Unknown TW )
	4206 HW	247.0	248.0	+79	358	3.91/1.0’=1.0’TW
	4206 HW	265.0	266.0	+79	358	4.36/1.0’=1.0’TW
45-735	4514 HW	62.2	66.7	+90	146	1.49/4.5’ =3.2’TW VG
	4514 HW	117.2	124.0	+90	146	0.28/6.8’=4.8’TW
45-728	4513 HW	22.0	24.0	+80	148	0.50/2.0’=1.7’TW
45-747	4514 HW	72.5	73.7	-36	145	1.43/1.2’=0.5’TW
45-749	4515 HW	36.6	37.8	+28	147.5	1.57/1.2’=1.2’TW
45-780	4514 HW	121.9	127.5	+79	147.5	1.18/5.6’ =4.9’TW VG
45-731	4518 ’04 BRK	130.0	132.0	+82	147.5	0.55/2.0’=0.8’TW
	4518 HW	219.8	221.8	+82	147.5	0.55/2.0’=0.8’TW
42-1028	4225 HW	91.0	92.4	+53	196	1.64/1.4’ =1.2’TW VG
42-1029	4225(new) HW	118.2	120.4	+41	186	0.68/2.2’ (Unknown TW )
45-743	4521’04 BRK	90.0	92.0	+20	354	1.31/2.0’=1.5’TW
45-744	4521’04 BRK	126.0	128.0	+16	8	1.08/2.0’=1.3’TW
45-739	4527 HW	68.6	71.6	0	16	0.15/3.0’=4.0’TW
	4526 HW	99.0	100.0	0	16	11.43/1.0’=0.9’TW VG
45-740	4527 HW	85.6	88.4	0	20	1.43/2.8’ =1.7’TW VG
	4526 HW	115.6	117.6	0	20	2.46/2.0’=1.2’TW
42-1004	4236(new) HW	301.5	303.9	+34	209	0.41/2.4’=1.9’TW
42-1016	4237(new) HW	328.4	329.4	+51	170	0.97/1.0’=1.0’TW
45-756	4523’04 BRK	98.7	100.2	+55	162	2.00/1.5’=1.2’TW
45-776	4525’04 BRK	93.7	96.0	+36	173	1.77/2.3’=2.1’TW
42-1036	4524’04 BRK	59.5	70.5	-30	147.5	1.20/11.0’=7.9’TW VG + TELL

(1)  TW = True Width; VG = Visible Gold; TELL = Tellurides; CUT= cut to 3.50 oz./ton

(2) 4523=45 level, 23 west section, etc. HW=Hangingwall vein ’04 Brk=’04 Break (main ore horizon)

Exploration Results – “D” Zone

Drilling of the newly-discovered “D” Zone has further enhanced the structure. Hole 38-211A has extended the ore 100 feet further south, and has returned 2.79 ounces of gold over 3.2 feet (2.5 feet TW cut). This intersection, at the -3415 elevation, includes 7.33 ounces of gold over 1.9 feet (1.5 feet TW, uncut), with abundant visible gold and tellurides. Drilling from the 38 Level has extended the mineralized structure 400 feet to the north. The total known strike length of the mineralized structure is now 1800 feet.

Current drilling is concentrated within the vicinity of previously-reported hole 38-206 with a (cut) intersection of 3.23 ounces of gold over 3.5 feet (3.0 feet TW), in a wider zone that grades 0.97 ounces of gold (cut) over 13.0 feet (11.2 feet TW). The uncut values would be 4.58 ounces of gold over 3.5 feet (3.0 feet TW), in a wider zone that grades 1.32 ounces of gold over 13.0 feet (11.2 feet TW- cut). This hole is 585 feet north of the discovery hole. Drilling will be on 100 foot centers. The following table summarizes the new drill results.

“D” ZONE RESULTS

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-211A	D	429.7	432.9	53	133	2.79/3.2’= 2.5’TW (CUT) (5.07/3.2’= 2.5’TW (UNCUT))
	INCLUDING	429.7	431.6	53	133	7.33/1.9’= 1.5’TW

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides  CUT= cut to 3.50 oz./ton

Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). This is the first exploratory drilling on the property by Kirkland Lake Gold Inc. that is targeting structures north or south of the ’04 Break.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002. Copies of both reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Kevin Bullock         (416) 867 2299

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	June 9, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer